CREAM MINERALS LTD.

Suite 1400-570 Granville Street

Vancouver, B.C. V6C 3P1

April 2, 2008

TSX Venture Exchange Symbol: CMA

 OTC Bulletin Board Symbol:  CRMXF

 Frankfurt Stock Exchange:  DFL

WKN:  866036 Frankfurt

 U.S. 20-F Registration: 000-29870

CREAM MINERALS OPENS SECOND DIAMOND TEST PRODUCTION FRONT ON SEWA RIVER DIAMOND PROJECT AND REGISTERS CREAM MINERALS BVI COMPANIES IN SIERRA LEONE

April 2, 2008, Vancouver, BC - Cream Minerals Ltd. (CMA - TSX-V) ("Cream" or the “Company”) has started work on the Benduma Dyke structure in addition to test production from the Hima Dyke structure on its mining licence on the Sewa River in Sierra Leone.  Permits were received in February from the Department of Mines and from the Lugbu Chiefdom to carry out this work. Several infrastructure projects have been completed to enable this, including road reconstruction, bridge repairs and required brush clearing of concession boundaries.  These work programs have been of a direct benefit to the Company in satisfying its requirements for access and movement of equipment, while delivering a large number of jobs to an area that has a high unemployment rate.  The result has been a strongly supportive response from local communities on whose lands the project is located.  This community support is very important to the Company in its efforts to advance the Sewa work program.

As previously reported, 46 diamonds were recovered in the first four days of operations on the upstream end of the approximately 4-kilometer long river section under licence.  The total weight of this parcel of stones is approximately 21.5 carats (“cts”). This measurement was made by a Qualified Person on a standard field balance which has an error estimated to be less than 0.02 cts in still air.  More than 90% of the stones (by weight) are considered to be of gem quality.  Further test production information is not being released at this time for security reasons but the Company advises at this time that there is no material change in inventory relative to test costs.

Cream has engaged the services of KPMG partners in Freetown to assist in corporate matters including the registration of Cream Minerals Sewa BVI Ltd and Cream Minerals Offshore BVI Ltd in Sierra Leone.  These subsidiaries will hold the earned interest of Cream in the Sewa River and Offshore Exploration Licences in Sierra Leone, respectively.

B.Ainsworth, P.Eng BC is the Qualified Person responsible for preparing this news release for Cream Minerals Ltd.

Frank A. Lang, BA, MA, P.Eng.

President and CEO

For further information, please contact:

Investor Relations

Tel: (604) 687-4622  Fax: (604) 687-4212

Email: info@creamminerals.com, or visit the Company’s website:  www.creamminerals.com

Or

Catarina Cerqueira, CHF Investor Relations

Tel: (416) 868-1079, Ext. 251  Email: catarina@chfir.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This press release may contain “forward-looking statements”, which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements.  Investors are cautioned that such statements are not guarantees of future performance and results.  Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure documents filed from time to time with the Canadian securities authorities.